# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 04/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002015561

## Reporting persons
- Riverstyx Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,640,712; sole dispositive power 0; shared dispositive power 1,640,712; aggregate amount beneficially owned 1,640,712 (5.4% of the class)
  Comment: Limited Liability Company
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,640,712; sole dispositive power 0; shared dispositive power 1,640,712; aggregate amount beneficially owned 1,640,712 (5.4% of the class)
- Riverstyx Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,640,712; sole dispositive power 0; shared dispositive power 1,640,712; aggregate amount beneficially owned 1,640,712 (5.4% of the class)
  Comment: Limited Liability Company
- Ben Franklin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,640,712; sole dispositive power 0; shared dispositive power 1,640,712; aggregate amount beneficially owned 1,640,712 (5.4% of the class)

## Item 1. Issuer
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, NORTH CAROLINA, 27560.

## Item 2. Person Filing
Name of person filing:
The Riverstyx Fund, LP
Riverstyx Fund, GP, LLC
Riverstyx Capital Management, LLC
Ben Franklin
Address of principal business office or, if none, residence:
3661 Valverde Cir
Jacksonville, FL 32224
Citizenship:
The Riverstyx Fund, LP - Delaware
Riverstyx Fund, GP, LLC - Delaware
Riverstyx Capital Management, LLC - Florida
Ben Franklin - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Riverstyx Fund, LP - 1,640,712
Riverstyx Fund, GP, LLC - 1,640,712
Riverstyx Capital Management, LLC - 1,640,712
Ben Franklin - 1,640,712
Percent of class:
The Riverstyx Fund, LP - 5.4%
Riverstyx Fund, GP, LLC - 5.4%
Riverstyx Capital Management, LLC - 5.4%
Ben Franklin - 5.4%
Sole power to vote or to direct the vote:
The Riverstyx Fund, LP - 0 shares
Riverstyx Fund, GP, LLC - 0 shares
Riverstyx Capital Management, LLC - 0 shares
Ben Franklin - 0 shares
Shared power to vote or to direct the vote:
The Riverstyx Fund, LP - 1,640,712
Riverstyx Fund, GP, LLC - 1,640,712
Riverstyx Capital Management, LLC - 1,640,712
Ben Franklin - 1,640,712
Sole power to dispose or to direct the disposition:
The Riverstyx Fund, LP - 0 shares
Riverstyx Fund, GP, LLC - 0 shares
Riverstyx Capital Management, LLC - 0 shares
Ben Franklin - 0 shares
Shared power to dispose or to direct the disposition:
The Riverstyx Fund, LP - 1,640,712
Riverstyx Fund, GP, LLC - 1,640,712
Riverstyx Capital Management, LLC - 1,640,712
Ben Franklin - 1,640,712

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Riverstyx Capital Management, LLC: Ben Franklin, Manager of its GP (04/22/2024)
- The Riverstyx Fund, LP: Ben Franklin, Manager (04/22/2024)
- Riverstyx Fund GP, LLC: Ben Franklin, Manager (04/22/2024)
- Ben Franklin: Ben Franklin, Ben Franklin (04/22/2024)